309 Technology Drive
Malvern, PA 19355

May 7, 2010

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Linda Stirling

Re:	Quaker Investment Trust (the “Trust”)
Post-Effective Amendment Nos. 49/47
(File Nos. 033-38074, 811-6260)
S000028027

Dear Ms. Stirling:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment Nos. 49/47 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on December 17, 2009, and the Trust’s responses thereto.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

1.	Comment: Page 1, Paragraph/Caption Tickers

General Instruction 3(a) of Form N-1A requires that Items 2-8 be disclosed consecutively, in numerical order.  Please remove the ticker symbols from the fund summary as they are not required by any of Items 2-8.

Response: The ticker symbols have been removed from the summary section.

2.	Comment: Page 1, Paragraph/Caption Investment Objectives

Items 2-8 of Form N-1A do not require a statement as to whether the Fund’s objective is “fundamental” or “non-fundamental;” therefore, the sentence stating that the Fund’s investment objective is “non-fundamental” can be moved to the Statutory Prospectus.

Response: The sentence has been removed from the “Investment Objectives” section of the Summary Prospectus and added to the “Investment Objectives, Principal

Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings” section of the Statutory Prospectus.

3.	Comment: Page 1, Paragraph/Caption

If any information from the Statutory Prospectus and Statement of Additional Information is to be incorporated by reference into the Summary Prospectus, please provide the staff with the appropriate language pursuant to Rule 498 of the Securities Act of 1933.

Response: Please find the draft language below, which will be included on the back page of the Summary Prospectus dated May 7, 2010:

“A current Statutory Prospectus and Statement of Additional Information, both dated May 7, 2010, have been filed with the SEC and are incorporated by reference into this Summary Prospectus. The Statutory Prospectus, Statement of Additional Information and annual and semi-annual reports are also available, free of charge, on the Trust’s website at www.quakerfunds.com.”

4.	Comment: Page 1, Paragraph/Caption Fund Fees and Expenses

Please revise the text of the introductory paragraph to the Fee Table to more closely mirror the language found in Item 3 of Form N-1A.

Response: Please find the revised language below:

“This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Quaker Funds.  More information about these and other discounts is available from your financial professional and in the “Reduction or Waiver of Front-End Sales Charges” section on page 10 of the Fund’s Prospectus and in the “Shareholder Information” section on page 22 of the Fund’s Statement of Additional Information.”

5.	Comment: Page 1, Paragraph/Caption Fund Fees and Expenses

Please revise the captions in the Fee Table to more closely mirror the language found in Item 3 of Form N-1A.

Response: The “Shareholder Transaction Expenses” heading and the parenthetical following the caption for the line item “Maximum Deferred Sales Charge (Load)” have been removed from the Fee Table.  In addition, the last caption of the table now reads “Total Annual Fund Operating Expenses” [new text underlined].

6.	Comment: Page 1, Paragraph/Caption Expense Examples

Please remove the heading “Expenses of Hypothetical $10,000 Investment in Quaker Event Arbitrage Fund” from the Expense Example Table, as it is not required pursuant to Item 3 of Form N-1A.

Response: The aforementioned heading has been removed.

7.	Comment: Page 2, Paragraph/Caption Principal Investment Strategies

The Prospectus states that “under normal market conditions, the Fund invests in the securities of companies that are undergoing corporate events, such as mergers, reorganizations, bankruptcies or proxy fights, or whose securities are believed to be mispriced.”  Please state the specific type of securities in which the Fund invests.

Response: Please find the revised language below:

Under normal market conditions, the Fund generally invests in the securities of publicly traded companies involved in mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations, or similar events (“corporate reorganizations”). A variety of strategies can be employed to capitalize on the mispricing of corporate securities during reorganizations, including transactions involving common and preferred stock, debt instruments and derivative securities.  In addition, the Fund may invest in a variety of debt instruments, including U.S. Government securities and structured notes.

8.	Comment: Page 2, Paragraph/Caption Principal Investment Risks

The first sentence within the Portfolio Turnover risk bullet of the “Principal Investment Risks” section of the Prospectus appears to be an investment strategy not a risk.  If applicable, please add portfolio turnover to the “Principal Investment Strategies” section.

Response: Reference to portfolio turnover risk has been removed from the “Principal Investment Risks” section of the Prospectus as portfolio turnover is neither a principal strategy nor a principal risk of the Fund.   Information pertaining to portfolio turnover can be located in the Fund’s Statement of Additional Information.

9.	Comment: Page 2, Paragraph/Caption Annual Total Returns

The information contained in footnote #1 should be stated in a paragraph after the table rather than as a footnote to the table.

Response: The information, noted above, from footnote #1 has been moved to a new paragraph above the “Annual Total Returns” bar chart.

10.	Comment: Page 2, Paragraph/Caption Past Performance

Please note that the Summary Prospectus should only include information called for in Items 2-8 of Form N-1A.  Please remove the following two sentences found in the existing footnote #1 to the “Annual Total Returns” bar chart, as they are not required in Item 4 of Form N-1A:

“Prior to the Reorganization, the Fund had no assets or liabilities.”

“For more information on the Fund’s portfolio manager, please see the section entitled “Management of the Fund.”

Response: The sentences noted above have been removed.

Comment: Page 2, Paragraph/Caption Annual Total Returns

Please remove footnote #2 to the “Annual Total Returns” bar chart as the information in the first sentence is not required by Items 2-8 of Form N-1A and the second sentence repeats information previously stated in the paragraph above the “Annual Total Returns” bar chart.

Response: Footnote #2 to the “Annual Total Returns” bar chart has been removed.

11.	Comment: Page 3, Paragraph/Caption Annual Total Returns

Please remove the following section from the first paragraph on page 3:

“(Where the return after taxes on distributions and sale of Fund shares is higher than the return before taxes, it is due to realized losses.  If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.)”

Response: The aforementioned language has been removed.

12.	Comment: Page 3, Paragraph/Caption Annual Total Returns

Please state the inception date of each class within the “Annual Total Returns” table rather than as a footnote.

Response: Please find the revised table below:

Average Annual Total Returns as of December 31, 2009
	1 Year	5 Years	Lifetime
Class A Return Before Taxes (Inception Date: November 21, 2003)	27.84%	3.48%	7.58%
Class A Return After Taxes on Distributions	27.84%	2.44%	5.91%
Class A Return After Taxes on Distributions and Sale of Fund Shares	18.10%	2.53%	5.71%
Class C Return Before Taxes (Inception Date: On or About May 24, 2010)	N/A	N/A	N/A
Institutional Class Return Before Taxes (Inception Date: On or About May 24, 2010)	N/A	N/A	N/A
S&P 500 Total Return Index	26.46%	0.42%	3.28%

Comment: Page 3, Paragraph/Caption Investment Adviser

Please state the length of service of the portfolio manager pursuant to Item 5(b) of N-1A.

Response: Please find the revised language below:

Thomas F. Kirchner, CFA, and Portfolio Manager of the Adviser, has been responsible for the day-to-day management of the Fund since its inception.

13.	Comment: Page 3, Paragraph/Caption Purchase and Sale of Fund Shares

Please remove the Automatic Investment Plan Minimums table as the minimums listed thereunder mirror those in the table above.

Response: The Automatic Investment Plan Minimums table has been removed.

14.	Comment: Page 4, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings – Merger Arbitrage

Please further describe the merger arbitrage strategies employed to take advantage of corporate reorganization discounts.

Response: Please find the revised strategy below:

Merger Arbitrage: The Fund invests in the securities of companies involved in mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations, or similar events (“corporate reorganizations”).  After the announcement of such a corporate reorganization, securities of the target typically trade at less than the full value implied by the transaction.  This discount reflects uncertainty about the completion of the corporate reorganization and its timing.  A variety of strategies can be employed to take advantage of this discount.

Merger Arbitrage is sometimes referred to as quasi-arbitrage because unlike some other forms of arbitrage it is not a risk-free form of arbitrage.  When investing in Merger Arbitrage, the Fund retains the risk that the corporate reorganization is not completed.  This risk is also referred to as “Event Risk,” the event that the merger is not completed.  The Adviser expects that it is not directly related to the movements in the overall market.  Especially during large dislocations in the overall market it is expected that the number of reorganizations that are not completed increases.  However, the Adviser believes that market movements are not the principal determinant for the successful completion of a merger.

More specifically, the risk in Merger Arbitrage is primarily the event of non-consummation of the announced merger. The following a non-comprehensive list of why a merger may not be completed:

o	Financing for the transaction may not be available;

o	Anti-trust authorities may block a transaction;

o	The economic environment can change, making the merger less appealing;

o	Fraud or other misrepresentations can be discovered;

o	A spoiler bidder can intervene (a.k.a. “white knight”);

Parties to the merger may invoke a material adverse change or other clause in the merger agreement to terminate the merger.

The Adviser weighs these risks against the profit opportunity in each Merger Arbitrage investment.

15.	Comment: Page 4, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings – Capital Structure Arbitrage

Please describe how the Fund’s Capital Structure Arbitrage strategy increases the value of the Fund.

Response: Please find the revised strategy below:

Capital Structure Arbitrage: Many companies issue different types of securities in addition to equity securities, and sometimes issue different types of equity securities.  Capital structure arbitrage involves investing in two different types of securities issued by the same company if they are believed to be mispriced relative to each other.  Typically, one of these securities is purchased, while the other is sold short.

The securities typically differ in their voting rights, dividend or interest rates and rights, liquidation preference, liquidity in the financial markets, seniority or other factors.  The Adviser forms an opinion of how these factors should influence the relative value of the securities.  In forming this opinion, the Adviser may reference historical trading information, the trading of similar securities issued by the same issuer, terms and trading of comparable securities issued by other issuers, or other statistical or judgmental factors.

Profits can be expected if the security sold short depreciates faster than the security purchased, or if the security acquired increases faster than the security sold short.  In addition, the cost of carry of the position will also affect its profitability.  Cost of carry refers to the difference between any revenues received and any costs incurred in connection with maintaining the long and short positions, such as borrowing costs, dividends or interest paid or received, or interest received on the cash proceeds received from the short sale.  In many arbitrage investments the aggregate costs exceed revenues resulting in a net cost to maintain the arbitrage position.  Under some circumstances, the cost of carry may be positive so that there is a net benefit to maintaining the position.

For example, the Fund may purchase one type of preferred stock of an issuer while selling short another type of preferred stock of the same issuer.  The profit or loss realized by the Fund will depend on the relative price performance of the two securities as well as their relative dividends rates.

The Fund may also implement statistical models to determine the relative value of different securities of an issuer.  If such a model suggests that one security is overpriced relative to another, the Fund will sell short the overvalued security and purchase the undervalued security.  Statistical models rely on historical quantitative data as well as assumptions about the stability of the historical properties of this data in the future, as well as certain judgments about the future.

The Fund may use derivative securities to implement its capital structure arbitrage strategy.  For example, the Fund may invest in credit default swaps or other derivatives in lieu of investing in debt instruments.  Moreover, the Fund may seek to arbitrage such derivatives against the underlying instruments.

16.	Comment: Page 4, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings – Proxy Fight Investments

How does the Fund “participate actively” in a change of control as noted in the Proxy Fight Investments strategy below:

Proxy Fight Investments.  The Fund invests in securities of issuers that in the opinion of the Adviser may become subject to a change of control fight.  There are typically proxy fights by minority investors seeking to have their representatives elected to the board of trustees, often with the intention of replacing existing management or selling the company.  Profits are expected from the eventual success of the new board of trustees in increasing the company’s value.  The Fund may invest with the intention of participating actively in the change of control, or staying passive.  Although some of the companies the Fund invests in may be considered potential candidates for a merger takeover, these situations differ from merger arbitrage in that no concrete acquisition may have been proposed yet, and may not be proposed in the future.

Response: Please find the revised strategy below:

Proxy Fight Investments.  The Fund invests in securities of issuers that in the opinion of the Adviser may become subject to a change of control fight.  There are typically proxy fights by minority investors seeking to have their representatives elected to the board of trustees, often with the intention of replacing existing management or selling the company.  Profits are expected from the eventual success of the new board of trustees in increasing the company’s value.  The Fund may invest with the intention of participating actively in the change of control, or staying passive.  Although some of the companies the Fund targets as a “proxy fight investment” may be considered potential candidates for a merger takeover, proxy fights differ from merger arbitrage in that no concrete acquisition may have been proposed yet, and may not be proposed in the future.

It is anticipated that the Fund will generally support dissident proposals, as these are most likely to lead to the goal of the Fund to see the company sold or have its value maximized through other means.  If the Fund decides to remain passive it is anticipated that it will vote its shares in its best interest, which will typically mean that it will support any action that leads to a sale of the company.  If the Fund participates actively in a proxy contest for a change of control it may employ one or several of a variety of techniques.  The Fund may address a letter to the board of directors and/or management privately or make such letter available publicly, for example as an exhibit to a filing on Schedule 13D or Form 14A.  The Fund may submit proposals to the shareholder meeting, call for a special meeting of shareholders, or nominate its own candidates to the board of directors of the company.

If the Fund is deemed to be a participant of a group that seeks to influence management, the Fund may be required to make filings with the Securities and Exchange Commission

(“SEC”).  Its ability to acquire additional shares or sell shares, for example in the case of redemption requests received from investors, may be restricted.

17.	Comment: Page 4, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings – Distressed Securities Investments

Under Distressed Securities Investments, there is a statement that the Fund purchases “below investment grade securities.”  Is this a principal investment strategy?  If so, please add it to the summary section.

Response: Please find the following revised language under “Principal Investment Strategies” and “Principal Investment Risks,” respectively:

Distressed Securities Investments: The Fund invests in distressed securities, which are securities of companies that are in or believed to be near bankruptcy or whose securities are otherwise undergoing extreme financial situations that put the continuation of the issuer as a going concern at risk.  Distressed securities include below investment grade securities.

Distressed Securities Risk: Investment in distressed securities may be considered speculative and may present substantial risk of loss.  Below investment- grade securities involve greater risks of default or downgrade and are more volatile than investment- grade securities.  Additionally, below investment-grade securities involve greater risk of price declines than investment-grade securities due to actual or perceived changes in the issuer’s creditworthiness.  Such securities are subject to the risk that the issuer may not be able to pay interest or dividends and ultimately to repay principal upon maturity.  Discontinuation of these payments could adversely affect the market value of the securities.

18.	Comment: Page 4, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings

The eighth paragraph under the heading “Principal Investment Strategies” indicates that the Fund will employ short selling as an investment strategy. Is short selling a principal investment strategy?  If so, please add it to the summary section.

Response: Short selling is not a principal strategy of the Fund.  Reference to short selling has been removed from the “Principal Investment Strategies” section of the Prospectus. Information pertaining to short selling can be located in the Fund’s Statement of Additional Information.

19.	Comment: Page 4, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings

The ninth paragraph under the heading “Principal Investment Strategies” indicates that the Fund will use options and derivatives in its investment strategy.  Are investments in options and derivatives principal investment strategies?  If so, please add it to the summary section.

Response:  The use of options and derivatives are not principal strategies of the Fund.  References to the use of options and derivatives have been removed from the “Principal

Investment Strategies” section of the Prospectus.  Information pertaining to the use of options and derivatives can be located in the Fund’s Statement of Additional Information.

20.	Comment: Page 5, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings

The tenth paragraph under the heading “Principal Investment Strategies” indicates that the Fund may invest in foreign securities.  Is investment in foreign securities a principal investment strategy?  If so, please add it to the summary section.

Response:  Investment in foreign securities is not a principal investment strategy of the Fund.  Accordingly, references to investments in foreign securities have been removed from the “Principal Investment Strategies” section of the Prospectus.  Information pertaining to investments in foreign securities can be located in the Fund’s Statement of Additional Information.

21.	Comment: Page 5, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings

The eleventh paragraph under the heading “Principal Investment Strategies” indicates that the Fund may invest in convertible securities.  Is investment in convertible securities a principal investment strategy?  If so, please add it to the summary section.

Response: Investment in convertible securities is not a principal investment strategy of the Fund except to the extent that convertible securities are utilized as a component of the merger arbitrage and capital arbitrage strategies of the Fund.  References to investments in convertible securities have been removed from the “Principal Investment Strategies” section of the Prospectus.  Information pertaining to investments in convertible securities can be located in the Fund’s Statement of Additional Information.

22.	Comment: Page 5, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings

The twelfth paragraph under the heading “Principal Investment Strategies” indicates that the Fund may borrow from banks.  Is borrowing from banks a principal investment strategy?  If so, please add it to the summary section.

Response: Borrowing from banks is not a principal investment strategy of the Fund.  Accordingly, reference to bank borrowing has been removed from the “Principal Investment Strategies” section of the Prospectus.  Information pertaining to borrowing from banks can be located in the Fund’s Statement of Additional Information.

23.	Comment: Page 5, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings

The fifteenth paragraph under the heading “Principal Investment Strategies” indicates that the Fund may take long and short positions in exchange-traded funds (“ETFs”). Is investment in ETF’s a principal investment strategy?  If so, please add it to the summary section.

Response:  Investment in ETFs is not a principal investment strategy of the Fund.  Accordingly, reference to investments in ETFs has been removed from the “Principal

Investment Strategies” section of the Prospectus.  Information pertaining to investments in ETFs can be located in the Fund’s Statement of Additional Information.

24.	Comment: Page 21, Paragraph/Caption Privacy Policy

Please remove the following sentence from the first paragraph of the Privacy Policy: “The following notice does not constitute part of and is not incorporated into the prospectus for the Trust” or remove the privacy policy from the prospectus and send as a separate document concurrently with the prospectus.

Response: The aforementioned sentence has been removed from the Prospectus.

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Sincerely,
/s/ Justin Brundage
Justin Brundage

309 Technology Drive
Malvern, PA 19355

May 7, 2010

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Linda Stirling

Re:	Quaker Investment Trust (the “Trust”)
Post-Effective Amendment Nos. 49/47
(File Nos. 033-38074, 811-6260)
S000028027

Dear Ms. Stirling:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment Nos. 49/47 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) that was filed on behalf of the Trust on December 17, 2009, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)           the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b)           Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c)           the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Justin Brundage
Justin Brundage
Secretary